Exhibit 12.1
Profroma Earnings to Fixed Charges $175 Million Note Deal
Ratio of Earnings to Fixed Charges

								Period from
						Nine Months	Period from	Inception to
						June Ended	October 1, 2005	June 30,
	2001	2002	2003	2004	2005	30, 2005	to May 2, 2006	2006	Combined
Pretax income	(14,875)	15,243	12,166	27,328	19,163	21,995	(68,511)	(813)	(69,324)
Plus: Fixed charges	19,319	15,299	15,847	20,357	26,620	18,035	76,525	8,431	84,956
Plus: Loss in IAP	611	552	611	—		—	—	—	—

Earnings	5,055	31,094	28,624	47,685	45,783	40,030	8,014	7,618	15,632
									—
Fixed charges:									—
Interest expense	17,804	14,054	14,782	19,367	25493	17,206	75,647	8,184	83,831
Less: w/o deferred finance costs							(15,994)		(15,994)
Less: debt premiums							(26,671)		(26,671)
Interest expese in rental expense	1,515	1,245	1,065	990	1,127	829	878	247	1,125

Fixed charges	19,319	15,299	15,847	20,357	26,620	18,035	33,860	8,431	42,291
									—
									—
Ratio	0.26	2.03	1.81	2.34	1.72	2.22	0.24	0.90	0.37